Exhibit 4.7

R. SCOTT AREGLADO	March 25, 2021

22 Locksley Road

Lynnfield, MA 01940

M: (617) 771-2287

E: sareglado@yahoo.com

Re: Employment Offer Letter

Dear Mr. Areglado,

We are very pleased to present to you this offer letter (the “Employment Offer Letter”) for a position with BrainsWay USA, Inc. (the “Company” or “BrainsWay”), as Senior Vice President and Chief Financial Officer for BrainsWay, reporting directly to the Company’s Chief Executive Officer. In this full-time position, you will undertake and render services that are normally associated with this role in other companies in our industry. If you accept this offer, your employment will commence on the “Start Date” which shall be defined as May 5, 2021 or such other date as mutually agreed to by you and the Company.

1.	Base Salary. In compensation for your work, the Company will pay you a base salary (“Base Salary”) at the annualized gross rate of $295,000.00 (Two Hundred and Ninety Five Thousand U.S. Dollars). Your salary will be paid in equal installments, less applicable taxes and withholdings, in accordance with the Company’s semi-monthly payroll schedule through our PEO TriNet/ADP. You confirm that you have had the opportunity to consult with a tax expert regarding tax liabilities applicable to the payments and other consideration, if any, to which you are entitled under this Agreement. Your Base Salary will be subject to periodic review and possible raises at the Company’s discretion (with your Base Salary, as so adjusted, constituting “Base Salary” for all purposes thereafter).

a.	Exempt Employee Status: Please note, that as an “exempt” employee under applicable U.S. law, you will not be entitled to overtime compensation.

2.	Bonus Compensation. You will be eligible to receive a performance bonus targeted at 40% of your Base Salary (the “Target Bonus”), pro-rated in the first calendar year based on the Start Date. The actual bonus percentage and payment is discretionary and will be subject to assessment of your performance, as well as business conditions at the Company as determined by the Company’s (and/or its parent company’s) board of directors (the “Board”) or the Company’s (and/or its parent company’s) compensation committee (the “Compensation Committee”). You must be employed on the date a bonus is paid to earn any part of that bonus.

3.	Options Package. Pursuant to the approval by the board of directors of BrainsWay Ltd. (the “Parent”), which will be sought within thirty (30) days of your Start Date, you will be granted an option (non-qualified) to purchase 115,000 ordinary shares of the Parent (the "Options"). The approved grant will take place as of the “Vesting Commencement Date” which shall be defined as the Start Date. The Options will be subject to the terms and conditions of the compensation plan and/or share incentive plan in effect for employees of the Company as amended and restated from time to time (the “Plan”), your continued employment by the Company at each applicable vesting date, as well as any as any other terms and conditions at the Company as determined by the Company’s (and/or the Parent’s) board of directors or the Company’s (and/or the Parent’s) compensation committee (the “Compensation Committee”). The shares subject to the Options shall vest over a period of four years beginning on the Vesting Commencement Date as follows: twenty-five percent (25%) of the shares on the first anniversary of the Vesting Commencement Date, and six and one-quarter percent (6.25%) of the shares at the end of each subsequent three-month period thereafter until the end of the four-year period. The exercise price of each ordinary share subject to the Options shall be the price equal to 110% of the average closing share price of the Company in the 90 trading days preceding the Vesting Commencement Date.

4.	Severance and Change of Control Rider: Your employment will be subject to certain additional terms and conditions set forth in the Severance and Change of Control Rider attached hereto as Annex A.

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5.	Taxes; Section 409A
a.	All forms of compensation referred to in this Agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law. You hereby acknowledge that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or its board of directors related to tax liabilities arising from your compensation.
b.	To the extent applicable, this Agreement is intended to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), and the parties hereby agree to amend this Agreement as and when necessary or desirable to conform to or otherwise properly reflect any guidance issued under Section 409A after the date hereof without violating Section 409A. In case Section 409A applies to any one or more provisions of this Agreement, but said provision(s) fail(s) to comply with the provisions of Section 409A, the remaining provisions of this Agreement shall remain in effect, and this Agreement shall be administered and applied as if the non-complying provision(s) were not part of this Agreement. The parties in that event shall endeavor to agree upon a reasonable substitute for the non-complying provision(s), to the extent that a substituted provision would not cause this Agreement to fail to comply with Section 409A, and, upon so agreeing, shall incorporate such substituted provisions into this Agreement.

6.	US Work eligibility: This offer letter is expressly conditioned upon your eligibility to work in the United States.

7.	Background Check: This offer and your employment are expressly conditioned on the Company’s complete satisfaction

(at its sole discretion) with the results of a background check into your personal and employment history.

8.	Overrides Prior Offers or Agreements: This offer letter overrides and supersedes any prior offers, communications, agreements or other understandings between you and Company, whether made orally or in writing, concerning your employment at BrainsWay or the terms pertaining thereto. No other terms governing your prospective employment and/or compensation shall apply.

9.	Vacation; Sick Days; Holidays. You will be entitled to vacation days, sick days and/or holidays in accordance with the

Company’s policy. The accrual and carrying forward of such days may be changed from time to time.

10.	Health Benefits. You will be eligible to participate in Company’s employee health benefits plan (i.e. medical, dental and vision), or as may otherwise be adopted by the Company from time to time and in effect for employees of the Company in similar positions. Your participation will be subject to the terms of the applicable plans and generally applicable Company policies. The provision of such benefits in no way changes or impacts the at-will status of your employment.

11.	Participation in Retirement or Deferred Compensation Plan: You will be eligible to participate in any Company 401k plan (unmatched), or other similar retirement or deferred compensation program, as may generally be in place for the employees of the Company during the period of your employment, which plan may change from time to time.

12.	Expenses. The Company will pay or reimburse you for all reasonable pre-approved business expenses incurred or paid by you in the performance of your duties and responsibilities, subject to any expense policy of the Company, which may change from time to time, and such substantiation and documentation requirements as may be specified by the Company from time to time.

13.	Employment At-Will. Your employment with the Company is at-will and for no specified period. As a result, you are free to resign at any time for any reason or no reason. Similarly, the Company is free to conclude its employment relationship with you at any time effective immediately without notice, for any reason or no reason. Nothing contained in this Offer Letter may be construed to guarantee employment for any length of time or otherwise change the at-will status of your employment. This “at-will” employment relationship shall remain unchanged during your tenure as an employee, and cannot be changed except in an express written agreement, signed by you and by an authorized Company officer.

14.	Other Employment. During the term of your employment with the Company, you may not engage in any other employment, occupation, consulting or other business without the written consent of Company, and you shall dedicate all of your working time in favor of your employment with the Company unless otherwise agreed upon in writing with Company. You will provide reasonable advance notice to the Company of planned activities which may possibly conflict with your obligations to the Company and/or reasonably trigger this section. You will not engage in any other activities that conflict with your obligations to the Company. You agree to comply with all Company standard policies in this regard, which may be amended from time to time.

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15.	Compliance. As a Company employee, you are required to act in conformity with the law at all times, without exception. You will also be expected to abide by Company written rules and regulations and you may be required to agree to Company written rules of conduct and/or terms contained in any employee handbook. You are required to sign and comply with the CONFIDENTIALITY, INVENTIONS NON-COMPETITION AND NOT SOLICITATION AGREEMENT, attached hereto as Annex

B. You will be required to complete an I-9 Form (concerning work eligibility) and provide any of the accepted forms of identification specified on the Form.

16.	Representation. Your acceptance of employment for this position shall constitute your representation and acknowledgement that you are permitted under law to accept this position, that (i) your employment for Company is not a breach of any other agreements or undertakings (ii) you are not and will not use any confidential information of any other entity in carrying out your duties, and (iii) the existing or proposed products and/or services developed, owned, commercialized, marketed or sold by entities which engaged you at any time during the six (6) months period prior to the date first written above, do not directly compete with the products or services of the Company.

17.	Governing Law; Disputes. The laws of the State of Massachusetts shall govern the interpretation, validity and performance of this Offer Letter, regardless of the law that might be applied under principles of conflicts of law. Any disputes arising hereunder out of your employment shall be resolved by non-binding mediation in Massachusetts, followed by binding arbitration in Massachusetts by a single arbitrator to be chosen according to the Employment Rules of the American Arbitration Association.

18.	Company Approval; Integration. This offer is ultimately contingent upon the review and approval by the Company and any of its affiliates with respect to the subject matter hereof and supersedes any and all prior or contemporaneous oral or written representations, understandings, agreements or communications between you, the Company and any of its affiliates. This letter, together with the CONFIDENTIALITY, INVENTIONS NON-COMPETITION AND NOT SOLICITATION AGREEMENT, forms the complete and exclusive statement of the terms of your employment with the Company. To the extent there is any conflict between the terms of this letter and any other Company document or policy, the terms of this letter control

19.	Amendment. This Agreement may not be amended without the written consent of you and the Company.

Please indicate your acceptance of the Company’s offer, by signing and dating this letter in the spaces provided below and returning it to us. This offer and all the terms stated in this letter will expire if you have not returned signed copies of this letter to the Company on or prior to the close of business on the day falling one calendar week from the date of this letter. The Company may withdraw this offer at any time before receiving your acceptance. We look forward to a mutually successful working relationship.

Sincerely,

/S/ Christopher von Jako

Christopher von Jako, PhD
President and Chief Executive Officer
BrainsWay

I HEREBY ACCEPT EMPLOYMENT WITH BRAINSWAY ON THE TERMS STATED ABOVE:

Name: /S/ Scott Areglado	Dated: March 30, 2021
R. SCOTT AREGLADO

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Annex A

SEVERENCE AND CHANGE OF CONTROL RIDER

Nothing contained in this Severance and Change of Control Rider may be construed as detracting from the at-will status of your employment and/or to guarantee employment for any length of time:

1.	Termination for Cause or Resignation. In the event the Company terminates your employment for Cause (as defined herein), or in the event that you voluntarily resign your employment without Good Reason (as defined herein) or your employment otherwise terminates for any reason except by termination by the Company without Cause or resignation for Good Reason, the obligations of the Company shall cease immediately and you will not be entitled to any further payments or benefits of any kind, including any portion of the payments described in sections 1 through 3 of the Employment Offer Letter other than earned Base Salary through the date of termination. The aforesaid cease of benefits shall not include any retirement or disability benefits which have already vested under the express terms of the Company’s benefits plans, or any benefits which you may be clearly entitled to as a matter of law irrespective of termination (including under COBRA). For purposes of this agreement, “Cause” shall be defined as: (i) your (a) material failure to perform your duties or (b) gross negligence in the performance of your duties, provided that in the case of either (a) or (b), the Company shall give written notice to you of at least thirty (30) days prior to such termination of the Company’s intent to terminate under this provision, which notice shall set out the ways in detail in which you have failed to perform, and you shall have failed to cure such failure prior to the expiration of such thirty (30) day period; (ii) your material breach of the terms of the Employment Offer Letter or the Company’s policies, or a material breach of fiduciary duty causing the Company material harm; (iii) your willful violation of lawful directives from the Company’s Board; (iv) dishonesty, willful misconduct causing the Company material harm or fraud in connection with your employment by the Company, the performance of your duties, or in any way related to the business of the Company; (v) a reportable violation of banking, securities or commodities laws, rules or regulations; or (vi) conviction or a plea of nolo contendere (or the equivalent) to a felony or any crime involving moral turpitude.

2.	Termination Without Cause and Resignation for Good Reason. Subject to the compliance of this section with the shareholder-approved compensation plan in effect for the Company, in the event the Company terminates your employment without Cause, or you resign your employment hereunder for Good Reason, provided you have been actively employed by BrainsWay for at least one year prior to such termination without Cause or resignation for Good Reason, you shall be entitled to a total severance payment of an aggregate amount equal to 75% of your then-current annualized gross Base Salary, payable in one lump sum less applicable taxes and withholdings within 30 days of your last day of employment. Further, in the event that you have been awarded, but not yet paid, a bonus for the prior fiscal year, that bonus shall be paid to you on the same date bonuses are paid.

3.	For purposes of this agreement, “Good Reason” shall mean, without your prior written consent, any action or inaction by the Company that results in the occurrence of any of the following: (i) a reduction in your Base Salary or target bonus; (ii) a material diminution in your responsibilities, authority or duties, (iii) you having to report to someone other than the Company’s CEO; (iv) you having to work in a location more than seventy-five miles from the office location you report to (v) discovery of a violation of compliance or regulatory obligations due to no fault on your part that the Company has failed to cure upon notice by you, and which you in good faith believe you cannot continue your employment under such circumstances; or (vi) any other action or inaction that constitutes a material breach by the Company of this agreement. Notwithstanding the foregoing, no termination shall be deemed to be for Good Reason unless you follow the Good Reason Process. For purposes of this agreement, “Good Reason Process” shall mean that 1) you reasonably determined in good faith that a “Good Reason” condition has occurred; 2) you notify the Company in writing of the first occurrence of the Good Reason condition within 30 days of the first occurrence of such occurrence, with such notice specifically identifying same as a “Good Reason condition” under this agreement, 3) you cooperate in good faith with the Company’s efforts, for a period not less than 30 days following such notice (the “Cure Period”), to remedy the condition; 4) notwithstanding such efforts, the Good Reason condition continues to exist; and 5) you terminate your employment within 30 days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred. Except as provided in section 2 of this Rider, you understand that you shall not be entitled to any further payments or benefits in the event of termination of your employment. You agree that no payment shall be made to you pursuant to section 2 of this Rider unless you execute a release within thirty (30) days after your termination date in a form satisfactory to the Company in favor of the Company and all affiliated and related entities and their current and former officers, directors, employees and agents from any and all claims permitted to be released by applicable law.

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4.	Change of Control.

a.	In the event that a Change of Control (as defined herein) occurs and your employment is terminated by the Company without Cause or by you for Good Reason within six months of such Change of Control, you will be entitled to the following:
i.	Severance: Receipt of the severance benefits set out in Section 2 herein, and
ii.	Equity Acceleration: with respect to any Options granted to you by the Company prior to the date of the Change of Control that, as of the date of the Change of Control, have not yet vested, the vesting date of such unvested shares shall be accelerated to the later of the day immediately prior to the Change of Control or your termination date.

b.	Your receipt of the benefits set out in this Section 4 shall be subject to (i) your continued employment and performance of your obligations through the termination of your employment, and (ii) your execution and non-revocation of a release in a form satisfactory to the Company in favor of the Company and all affiliated and related entities and their current and former officers, directors, employees and agents from any and all claims within thirty (30) days of your termination date.

c.	For purposes of this agreement, “Change of Control” means (i) the acquisition following the Start Date, directly or indirectly, by any person or entity, in one transaction or a series of related transactions, of securities of the Company representing in excess of fifty percent (50%) or more of the combined voting power of the Company’s then outstanding securities, if such person/entity or his or its affiliate(s) do not own in excess of 50% of such voting power on the date of this Agreement, or (ii) the future disposition by the Company (whether direct or indirect, by sale of assets or stock, merger, consolidation or otherwise) of all or substantially all of their business and/or assets in one transaction or series of related transactions (other than a merger effected exclusively for the purpose of changing the domicile of the Company).

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Annex B

CONFIDENTIALITY, INVENTIONS NON-COMPETITION AND NON-SOLICITATION AGREEMENT

This Confidentiality, Restrictive Covenant and Inventions Agreement (“Agreement”) is entered into by you, the undersigned employee and Brainsway USA, Inc. (the "Company”). In consideration of your employment and of the salary, benefits, and other compensation hereafter to be paid to you by or on behalf of the Company, as well as other consideration, the sufficiency of which is hereby acknowledged, and in acknowledging that the Company is employing you in reliance on your full compliance with the Agreement, you promise and agree as follows:

I.	Confidential Information

1.	Definition. During the course of your employment with the Company, you will receive confidential information of and/or be in the possession of confidential information from BrainsWay, its parents, subsidiaries, and any affiliated companies (the Company and/or any or all of the above detailed entities shall collectively hereinafter be referred to as “BrainsWay”), as well as similar information pertaining to BrainsWay’s clients or customers, including, but not limited to, customer or client lists, services provided to such customers or clients, sources and leads for obtaining new business, vendors or suppliers, trade secrets, images, slogans, logos, designs, sketches, mock-ups, samples, computer software, operations, systems, services, financial affairs of BrainsWay, forms, contracts, agreements, literature or other documents designed, developed or written by, for, with or on behalf of the Company, concepts, ideas, inventions, original works of authorship, discoveries, techniques, copyrights, patents, trademarks, and any and all information and know-how now or in the future, whether or not such confidential information relates to any Work Product (as defined herein) including without limitation, the underlying concept and production methodology of such Work Product (hereinafter, “Confidential Information”). Confidential Information shall not include information which is or which comes into the public domain through no fault of yours, or was known to you prior to any affiliation with the Company.

2.	Exclusive Property. All Confidential Information is, and at all times shall remain, the exclusive property of BrainsWay. You recognize and acknowledge that Confidential Information is valuable, special and unique to the business of BrainsWay, and that access to and knowledge thereof is essential to the performance of your duties to the Company. During the time that you are an employee of the Company, and at all times thereafter, you will keep secret and will not use or disclose any Confidential Information to any person or entity, in any fashion or for any purpose whatsoever, except at the request of or with prior written consent of the Company (or as may be required by applicable law). If you have any questions about whether any information is Confidential Information, as defined in this Agreement, you should consult with the Company before using or disclosing such information. You agree to store and maintain all Confidential Information in a secure place. You further agree that any property situated on BrainsWay’s premises and owned by BrainsWay, including electronic files and other digital, analog or hard copy storage media, filing cabinets, lockers, desks or other work areas, is subject to inspection by BrainsWay personnel at any time with or without notice. At the time of termination of your employment with the Company for any reason, you agree to promptly deliver to the Company and/or permanently delete (and will not keep in your possession, or otherwise recreate or deliver to anyone else), in whatever medium recorded, any and all Confidential Information and all other documents, materials, information, and property developed or obtained by you pursuant to your employment or otherwise belonging to the Company.

II.	Intellectual Property

3.	Ownership. You agree that the Company or any affiliate thereof shall own all right, title and interest throughout the world in and to any and all inventions, original works of authorship, developments, concepts, know-how, improvements, and trade secrets, whether or not patentable or registrable under copyright or similar laws, that you may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice during your employment, whether or not during regular working hours, provided that they (i) relate at the time of conception or development to the actual or demonstrably proposed business or research and development activities of BrainsWay, (ii) result from or relate to any work performed for the Company, or (iii) are developed through the use of confidential information and/or resources of BrainsWay or in consultation with any personnel of BrainsWay (collectively referred to as “Work Product”). You hereby assign

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to BrainsWay and its affiliates all right, title, and interest in and to any and all Work Product, and agree to BrainsWay, at BrainsWay’s expense, to further evidence, record, and perfect such assignments, and to perfect, obtain, maintain, enforce, and defend any rights specified to be so owned or assigned. In addition to, and not in contravention of any of, the foregoing, you acknowledge that all original works of authorship that are made by you (solely or jointly with others) within the scope of employment and that are protectable by copyright are “works made for hire,” as that term is defined in the United States Copyright Act (17 U.S.C. § 101). To the extent allowed by law, this includes all rights of paternity, integrity, disclosure, and withdrawal, and any other rights that may be known or referred to as “moral rights.” To the extent you retain any such moral rights under applicable law, you hereby waive such moral rights and consent to any action consistent with the terms of this Agreement with respect to such moral rights, in each case, to the full extent of such applicable law. You agree to confirm any such waivers and consents from time to time as requested by BrainsWay.

III.	Restrictions on Activities

4.	Competition and Interfering Activities. During your employment with the Company , and for the applicable Restricted Period (as such term is hereinafter defined), you agree that you will neither Compete (as such term is hereinafter defined) with BrainsWay nor engage in any Interfering Activities (as such term is hereinafter defined), nor will you take any steps in anticipation of Competing with BrainsWay or engaging in Interfering Activities. For purposes of this Agreement:

(a)                 “Compete” or “Competing” means to, directly or indirectly, on your behalf or on behalf of any other person or entity, in any way, whether as an individual proprietor, partner, stockholder, officer, employee, consultant, agent, director, joint venturer, investor, or in any other capacity, own, operate, manage, control, engage in, participate in, invest in, permit your name to be used by, act as a consultant or advisor to, render services for (alone or in association with any person, firm, corporation, or business organization), or otherwise assist any person or entity that engages in or owns, invests in, operates, manages, controls, or is affiliated with any venture or enterprise that, anywhere in the United States, offers or plans to offer competing products and services with those offered by BrainsWay.

(b)                  “Interfering Activities” means to, directly or indirectly, on behalf of yourself or any other person or entity, in any way (i) solicit, induce, or encourage the resignation of any member, partner, employee, agent, or consultant of BrainsWay (ii) solicit, induce or encourage any member, partner, employee, agent or consultant of BrainsWay to join or perform services for anyone else, in any capacity, (iii) interfere in any way with the relationship between BrainsWay and any of its respective members, partners, employees, agents, or consultants, (iv) hire or attempt to hire or reach any agreement (oral or written) with respect to the prospective hiring of any member, partner, employee, agent, or consultant of BrainsWay or any person or entity that was a member, partner, employee, agent, or consultant within the six (6) month period immediately preceding the hire or attempt to hire, (v) interfere, or attempt to interfere, with the relationship between BrainsWay and any of its actual or prospective clients or customers, or (vi) solicit, or attempt to solicit, the business of, any actual or prospective client or customer of BrainsWay. You further acknowledge that this Section C.1(b)(vi) shall apply to clients or customers you originated or serviced during your employment with the Company, or about whom you are aware of Confidential Information, but only where BrainsWay continues to provide services in the geographical area where such client or customer does business. This restriction is meant to protect the BrainsWay from losing such clients or customers to you, who by virtue of your employment with the Company, maintained a relationship with the clients and customers, gained knowledge about them, and/or become familiar with the requirements of such clients and customers.

(c)                 “Restricted Period” means (i) with respect to your covenant not to compete, the period commencing on the termination of your employment for any reason and ending on the twelve (12) month anniversary of the date of such termination, and (ii) with respect to your covenant as to Interfering Activities, the period commencing on the termination of your employment for any reason and ending on the twelve (12) month anniversary of the date of such termination.

5.	Tolling of Restricted Periods. If you shall violate any covenant contained herein with a stated duration, the duration of any such covenant so violated shall automatically be extended with respect to you for a period equal to the period during which you shall have been in violation of such covenant.

6.	Non-Disparagement/No Speaking with the Media. Both during your employment with the Company and at all times thereafter, you agree that, except as required by applicable law or compelled by process of law, you will not, nor will you permit anyone acting on your behalf to disparage BrainsWay’s products, services, customers or clients, whether to the press, via social media, or to any other third party.

7.	Notice to Future Employers, Notice to BrainsWay of Future Employers. In the event that you leave the employ of the Company for any reason, you hereby agree to notify your new employer of your obligations that are continuing under this Agreement after the termination hereof. To enable BrainsWay to monitor your compliance with the obligations imposed by

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this Agreement, you agree to inform the Company at the time you give notice of your termination of employment, of the identity of your new employer and of your job title and responsibilities, and will continue to so inform the Company, in writing, at any time you change employment during the twelve (12) months following termination of your employment with the Company for any reason.

8.	Reasonableness of Covenants. You acknowledge and expressly agree that the covenants contained in this Annex B of this Agreement are reasonably necessary to protect valuable business interests of BrainsWay, BrainsWay’s business, its officers, directors and employees. You represent that your experience, capabilities and circumstances are such that these provisions will not prevent you from earning a livelihood. You further agree that you have received valuable and adequate compensation in exchange for entering into the restrictions set out in this Agreement.

IV.	Enforcement

9.	Injunctive Relief. You and the Company acknowledge and agree that a remedy at law for any breach or threatened breach of this Agreement would be inadequate, and therefore, agree that the non-breaching party shall be entitled to injunctive relief, without posting bond or other security, in addition to any other available rights and remedies in cases of any such breach or threatened breach; provided, however, that nothing contained herein shall be construed as prohibiting a party from pursuing any other rights and remedies available for any such breach or threatened breach. The parties further agree that if suit is successfully brought to enforce this Agreement or to seek damages for its breach or threatened breach, the prevailing party, in addition to any other damages caused to such party, will be paid all attorneys’ fees and costs incurred in seeking such relief.

10.	Jurisdiction and Governing Law. You agree that any proceeding concerning the enforcement of this Agreement, including an entry of a temporary and/or permanent restraining order which precludes the breach or continuing breach of this Agreement shall be brought in the United States District Court for the Eastern District of Massachusetts or in the Superior Court of the Commonwealth of Massachusetts, and you consent to personal jurisdiction therein. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, without regard to conflict of law principles.

11.	No Waiver. No failure or delay by a party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof or preclude any other or further exercise thereof or the exercise of any other rights, power or privilege hereunder.

12.	No Oral Modification. This Agreement may not be changed or modified except by a written agreement that has been signed by both you and a director or officer of the Company.

13.	Blue Penciling and Severability. It is the intention of you and the Company that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws of Massachusetts. If any court of competent jurisdiction or arbitration panel determinates that any covenant or provisions of this Agreement is unenforceable or unlawful, that covenant or provision shall not render unenforceable or impair the remaining covenants and provisions of this Agreement. In addition, if any covenant or provision is held to be unenforceable because of the scope, duration or area of its applicability, the court or tribunal making such determination shall have the power to modify such scope, duration or area, or all of them, and such covenant or provision shall then be applicable in such modified form and every other provision of this Agreement shall remain in full force and effect.

14.	Successor and Assigns. The Company may assign this Agreement to any successors or assigns, and you shall be bound to any successor or assign of the Company. The Company will assign this Agreement to any successor to the assets of the Company.

Agreed to and accepted:

By:	/S/ Scott Areglado	March 30, 2021
	R. Scott Areglado	Date

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